Exhibit 99.1
SatixFy Announces a Landmark Order for its Prime2 Space
Grade Digital Beam Former Chips of More Than $20 Million

Rehovot, Israel, June 17, 2024. SatixFy Communications Ltd. (“SatixFy”) (NYSE American: SATX), a leader in next-generation satellite communication systems based on in-house-developed chipsets, today announced it has secured a significant order from an undisclosed customer. Under the terms of the order, SatixFy will be supplying Prime2 Space-Grade chips and software over the coming five quarters in exchange for payment from the customer to SatixFy of more than $20 million.

This is a follow up order to an earlier $4 million order from September 2023.

The Prime2 Space-Grade chip is a digital beamformer Application-Specific Integrated Circuit (ASIC), designed for massive MIMO (Multiple Input Multiple Output) antennas in space, and serves as a cornerstone for complex satellite communication systems. SatixFy’s groundbreaking chip is a game-changer for multi-beam Low Earth Orbit (LEO) or Geostationary Earth Orbit (GEO) aeronautical antennas, allowing for unprecedented scalability, flexibility and performance. With the Prime2 chip, SatixFy underscores its dedication to revolutionizing the space industry, empowering its clients with robust, cutting-edge technology.

About SatixFy

SatixFy develops end-to-end next-generation satellite communications systems, including satellite multi beam digital antennas, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, communications-on-the-move applications and more.

SatixFy is headquartered in Rehovot, Israel with additional offices in the U.S., U.K. and Bulgaria. For more information, please visit www.SatixFy.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, SatixFy is using forward looking statements in this press release when it discusses its expected timing, obligations and revenues from the order, the potential benefits of its Prime2 Space-Grade chip; and revolutionizing the space industry, empowering its clients with robust, cutting-edge technology. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company's planned level of revenues and capital expenditures; the Company's available cash and its ability to obtain additional funding; the Company's ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company's ability to maintain its relationships with suppliers, distributors and other partners; the Company's ability to maintain or protect the validity of its patents and other intellectual property; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company's Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 29, 2024, as amended, and other documents filed with or furnished to the SEC which are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekglobal.com

Media Contact:
Helena Itzhak, info@satixfy.com